UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number 0-24649

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST
(Full title of the plan)

REPUBLIC BANCORP, INC.
(Name of issuer of the securities held pursuant to the plan)

601 West Market Street
Louisville, Kentucky 40202
(Address of principal executive office)

REPUBLIC BANCORP 401(k)/PROFIT SHARING
PLAN AND TRUST

FINANCIAL STATEMENTS
December 31, 2010 and 2009

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
Louisville, Kentucky

FINANCIAL STATEMENTS
December 31, 2010 and 2009

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Republic Bancorp 401(k)/Profit Sharing Plan and Trust
Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP
Louisville, Kentucky
June 24, 2011

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS

Investments, at fair value:
Republic Bancorp, Inc. Common Stock (Class A & B)	$2,989,885	$2,301,350
Mutual funds	27,392,870	22,634,787
Participant Self-Directed Brokerage Accounts:
Republic Bancorp, Inc. Common Stock (Class A & B)	1,699,220	1,487,767
Other stocks	1,563,457	1,185,413
Mutual funds	2,043,897	1,913,282
Total Investments, at fair value	35,689,329	29,522,599

Contribution receivable from participants	74,102	-
Contribution receivable from employer	471,199	23,984

TOTAL ASSETS AND NET ASSETS
AVAILABLE FOR BENEFITS	$36,234,630	$29,546,583

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$3,570,090	$1,563,688
Interest and dividends	627,264	694,561

	4,197,354	2,258,249

Contributions:
Employer	1,701,477	1,268,512
Participants'	2,470,656	2,438,059
Rollover	56,113	98,756
	4,228,246	3,805,327

Total additions	8,425,600	6,063,576

Deductions from net assets attributed to:
Benefits paid to participants	1,631,665	1,047,305
Administrative expenses	105,888	105,395

Total deductions	1,737,553	1,152,700

Net increase	6,688,047	4,910,876

Net assets available for benefits:
Beginning of year	29,546,583	24,635,707

End of year	$36,234,630	$29,546,583

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 – PLAN DESCRIPTION

The following description of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) is provided for general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service and are age 21 or older. The employer match begins after six months of completed service and the Company discretionary match, if applicable, will be awarded to eligible participants who are actively employed at the last day of the plan year and have completed 1,000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants in the Plan may contribute up to the maximum legal limit. If a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant’s annual eligible compensation. In addition, the Employer may award a discretionary bonus match for meeting certain corporate financial performance goals. The discretionary bonus match awarded for the year ended December 31, 2010 and 2009 was approximately $404,000 and $0, respectively.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of plan earnings and forfeitures of terminated participants’ nonvested accounts and is charged with withdrawals and an allocation of administrative expenses. Income is allocated on a basis proportional to account balances, and forfeitures are allocated on a basis proportional to Employer matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  Participants are entitled to 100% of their account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the remainder of their accounts, including Company contributions plus earnings thereon, after two years of employment.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 – PLAN DESCRIPTION (Continued)

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested interest in the account, or periodic installments over a period not exceeding the life expectancy of the participant or joint lives of the participant and spouse. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent.

Investment Options:  All investment accounts are participant directed. Participants may change their investment options up to 20 times per calendar year and may direct employee contributions in 1% increments into certain mutual funds offered as investment options by the Plan, or shares of the Company’s common stock. Participants also have the option to self direct into investments other than those provided by the Plan, subject to market availability. Such investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan, including qualified employer securities. Participant Self-Directed Brokerage Accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan. Employer match contributions are allocated ratably based on each participant’s contribution to their investment options.

Republic Bancorp, Inc. Common Stock:  The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of Republic’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

Forfeitures:  Participant forfeitures of employer contributions are reallocated to remaining participants proportional to Employer matching contributions. As of December 31, 2010 and 2009, approximately $38,000 and $25,000 of forfeited employer matching contributions were available to be allocated to participants.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold, as well as, held during the year.

Payment of Benefits:  Benefits are recorded when paid.

Risks and Uncertainties:  The Plan provides for various investment options in mutual funds, Company Stock and other securities. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentrations, Risks and Uncertainties:  The Plan has a significant concentration of Republic Bancorp, Inc. common stock. A change in the value of the Company stock can cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investments in common stock and mutual funds, which, in general, are exposed to various risks, such as significant world events, interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near-term.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – FAIR VALUE

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  The fair values of Republic Bancorp, Inc. common stock and other common stocks are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis at December 31, 2010 and 2009 are summarized below:

	Fair Value Measurements at
	December 31, 2010 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Participant-Directed investments, Other Than Self-Directed Brokerage Accounts

Stocks:

State commercial banks	$2,989,885	$-	$-	$2,989,885

Mutual Funds:

Money Market	1,869,102	-	-	1,869,102
Equity	16,787,798	-	-	16,787,798
Balanced	110,155	-	-	110,155
Fixed Income	8,625,815	-	-	8,625,815
Total	27,392,870	-	-	27,392,870

Participant Self-Directed Brokerage Accounts:

Stocks:

Air Transportation, Scheduled	5,192	-	-	5,192
Aircraft Engines and Engine Parts	31,488	-	-	31,488
Automatic Vending Machines	11,457	-	-	11,457
Beer and Ale	10,835	-	-	10,835
Biological Products, Except Diagnostic Substances	16,470	-	-	16,470
Bottled and Canned Soft Drinks and Carbonated Water	20,793	-	-	20,793
Cable and Other Pay Television Services	66	-	-	66
Canned Fruits, Vegetables, Preserves, Jams, and Jellies	49,460	-	-	49,460
Catalog and Mail-Order Houses	53,777	-	-	53,777
Chewing and Smoking Tobacco and Snuff	11,079	-	-	11,079
Children's and Infants’ Wear Stores	4,928	-	-	4,928
Cigarettes	117,489	-	-	117,489
Commercial Banks, NEC	12,898	-	-	12,898
Computer Peripheral Equipment, NEC	293	-	-	293
Computer Storage Devices	1,503	-	-	1,503
Cookies and Crackers	9,513	-	-	9,513
Courier Services, Except by Air	3,629	-	-	3,629
Crude Petroleum and Natural Gas	59,342	-	-	59,342
Drug Stores and Proprietary Stores	613	-	-	613
Eating Places	17,655	-	-	17,655
Electric and Other Services Combined	8,328	-	-	8,328
Electric Services	85,442	-	-	85,442
(continued)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2009 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Stocks (continued):

Electronic Computers	44,277	-	-	44,277
Exchange Traded Funds	88,279	-	-	88,279
Family Clothing Stores	4,428	-	-	4,428
Farm Machinery and Equipment	4,153	-	-	4,153
Fire, Marine, and Casualty Insurance	13,521	-	-	13,521
Flavoring Extracts and Flavoring Syrups, NEC	5,882	-	-	5,882
Gasoline Service Station	9,762	-	-	9,762
Hardware Stores	2,104	-	-	2,104
Hardwood Dimension and Flooring Mills	2,918	-	-	2,918
Home Health Care Services	23,705	-	-	23,705
Investment Advice	96	-	-	96
Land Subdividers and Developers, Except Cemet.	3,715	-	-	3,715
Mattresses, Foundations, and Convertible Beds	1,707	-	-	1,707
Motion Picture and Video Tape Production	193	-	-	193
Motor Vehicles and Passenger Car Bodies	14,989	-	-	14,989
National Commercial Banks	108,531	-	-	108,531
Natural Gas Distribution	3,849	-	-	3,849
Natural Gas Transmission and Distribution	11,395	-	-	11,395
Offices of Bank Holding Companies	22,794	-	-	22,794
Oil and Gas Field Services, NEC	5,716	-	-	5,716
Paints, Varnishes, Lacquers, Enamels	5,304	-	-	5,304
Petroleum Refining	105,342	-	-	105,342
Pharmaceutical Preparations	93,853	-	-	93,853
Prepackaged Software	16,027	-	-	16,027
Primary Batteries, Dry and Wet	502	-	-	502
Primary Production of Aluminum	4,617	-	-	4,617
Racing, Including Track Operations	3,900	-	-	3,900
Radio and Television Broadcasting and Comm Eq	722	-	-	722
Radio Broadcasting Stations	1,125	-	-	1,125
Radio, Television, and Consumer Electronics Store	10,013	-	-	10,013
Radiotelephone Communications	22,607	-	-	22,607
Real Estate Investment Trusts	26,509	-	-	26,509
Refuse Systems	723	-	-	723
Retail Bakeries	489	-	-	489
Savings Institutions, Not Federally Chartered	31	-	-	31
Semiconductors and Related Devices	45,768	-	-	45,768
Soaps and Other Detergents, Except Specialty	52,711	-	-	52,711
State Commercial Banks	1,759,055	-	-	1,759,055
(continued)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2010 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Stocks (continued):

Steam, Gas, and Hydraulic Turbines, and Turbine	121,288	-	-	121,288
Surgical and Medical Instruments and Apparatus	15,945	-	-	15,945
Telephone and Telegraph Apparatus	2,335	-	-	2,335
Telephone Communications, Except Radiotele	44,036	-	-	44,036
Theatrical Producers	114	-	-	114
Unit Investment Trusts	4,784	-	-	4,784
Variety Stores	5,393	-	-	5,393
Watches, Clocks, Clockwork Operated Devices	11,841	-	-	11,841
Women's Clothing Stores	3,379	-	-	3,379
	-	-	-	-
Total Participant Self Directed Stocks	3,262,677	-	-	3,262,677

Mutual Funds:

Money Market	1,072,203	-	-	1,072,203
Equity	800,550	-	-	800,550
Balanced	135,135	-	-	135,135
Fixed Income	36,009	-	-	36,009
	-	-	-	-
Total Participant Self Directed Mutual Funds	2,043,897	-	-	2,043,897
(continued)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2009 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Participant-Directed investments, Other Than Self-Directed Brokerage Accounts

Stocks:

State commercial banks	$2,301,350	$-	$-	$2,301,350

Mutual Funds:

Money Market	2,018,851	-	-	2,018,851
Equity	13,086,917	-	-	13,086,917
Balanced	71,733	-	-	71,733
Fixed Income	7,457,286	-	-	7,457,286
Total	22,634,787	-	-	22,634,787

Participant Self-Directed Brokerage Accounts:

Stocks:

Crude Petroleum and Natural Gas	45,370	-	-	45,370
Oil and Gas Field Exploration Services	896	-	-	896
Oil and Gas Field Services, NEC	4,213	-	-	4,213
Canned Fruits, Vegetables, Preserves, Jams, and Jellies	21,380	-	-	21,380
Cookies and Crackers	5,436	-	-	5,436
Bottled and Canned Soft Drinks and Carbonated Water	20,158	-	-	20,158
Flavoring Extracts and Flavoring Syrups, NEC	4,835	-	-	4,835
Cigarettes	96,361	-	-	96,361
Chewing and Smoking Tobacco and Snuff	8,834	-	-	8,834
Hardwood Dimension and Flooring Mills	2,379	-	-	2,379
Newspapers: Publishing, or Publishing and Printing	1	-	-	1
Alkalies and Chlorine	876	-	-	876
Medicinal Chemicals and Botanical Products	3,670	-	-	3,670
Pharmaceutical Preparations	69,619	-	-	69,619
Biological Products, Except Diagnostic Substances	16,971	-	-	16,971
Soaps and Other Detergents, Except Specialty Cleaners	22,372	-	-	22,372
Paints, Varnishes, Lacquers, Enamels and Allied Products	4,879	-	-	4,879
Petroleum Refining	99,969	-	-	99,969
Primary Production of Aluminum	4,836	-	-	4,836
(continued)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2009 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Stocks (continued):

Rolling, Drawing, and Extruding of Nonferrous Metals	12,520	-	-	12,520
Plumbing Fixture Fittings and Trim	23,760	-	-	23,760
Steam, Gas, and Hydraulic Turbines, and Turbine Generator Set Units	80,643	-	-	80,643
Farm Machinery and Equipment	2,705	-	-	2,705
Electronic Computers	38,559	-	-	38,559
Computer Storage Devices	524	-	-	524
Computer Peripheral Equipment, NEC	335	-	-	335
Automatic Vending Machines	5,639	-	-	5,639
Telephone and Telegraph Apparatus	1,566	-	-	1,566
Radio and Television Broadcasting and Communications Equipment	900	-	-	900
Semiconductors and Related Devices	36,013	-	-	36,013
Motor Vehicles and Passenger Car Bodies	42,170	-	-	42,170
Aircraft Engines and Engine Parts	27,764	-	-	27,764
Surgical and Medical Instruments and Apparatus	23,963	-	-	23,963
Electromedical and Electrotherapeutic Apparatus	8,690	-	-	8,690
Watches, Clocks, Clockwork Operated Devices, and Parts	5,638	-	-	5,638
Railroads, Line-Haul Operating	4,849	-	-	4,849
Courier Services, Except by Air	2,869	-	-	2,869
Radiotelephone Communications	656	-	-	656
Telephone Communications, Except Radiotelephone	18,683	-	-	18,683
Radio Broadcasting Stations	414	-	-	414
Cable and Other Pay Television Services	41	-	-	41
Electric Services	66,201	-	-	66,201
Natural Gas Transmission and Distribution	9,353	-	-	9,353
Electric and Other Services Combined	4,887	-	-	4,887
Refuse Systems	410	-	-	410
Groceries and Related Products, NEC	327	-	-	327
Beer and Ale	8,704	-	-	8,704
Hardware Stores	10,415	-	-	10,415
Variety Stores	5,345	-	-	5,345
Grocery Stores	2,053	-	-	2,053
Retail Bakeries	207	-	-	207
(continued)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – FAIR VALUE (Continued)

	Fair Value Measurements at
	December 31, 2009 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Stocks (continued):

Gasoline Service Station	7,866	-	-	7,866
Women's Clothing Stores	2,116	-	-	2,116
Radio, Television, and Consumer Electronics Stores	11,522	-	-	11,522
Eating Places	14,361	-	-	14,361
Drug Stores and Proprietary Stores	639	-	-	639
Catalog and Mail-Order Houses	43,210	-	-	43,210
National Commercial Banks	98,163	-	-	98,163
State Commercial Banks	1,510,274	-	-	1,510,274
Commercial Banks, NEC	12,095	-	-	12,095
Savings Institutions, Not Federally Chartered	12	-	-	12
Investment Advice	183	-	-	183
Fire, Marine, and Casualty Insurance	11,204	-	-	11,204
Land Subdividers and Developers, Except Cemeteries	4,911	-	-	4,911
Offices of Bank Holding Companies	11,025	-	-	11,025
Real Estate Investment Trusts	5,152	-	-	5,152
Prepackaged Software	18,340	-	-	18,340
Information Retrieval Services	4,340	-	-	4,340
Business Services, NEC	657	-	-	657
Motion Picture and Video Tape Production	175	-	-	175
Theatrical Producers	85	-	-	85
Home Health Care Services	36,992	-	-	36,992
Total Participant Self Directed Stocks	2,673,180	-	-	2,673,180

Mutual Funds:

Money Market	1,032,947	-	-	1,032,947
Equity	722,073	-	-	722,073
Balanced	124,056	-	-	124,056
Fixed Income	34,206	-	-	34,206
Total Participant Self Directed Mutual Funds	1,913,282	-	-	1,913,282

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 – INVESTMENTS

Nationwide Investment Company has been the Plan custodian since July 1, 2006. The custodian of the Plan held investment assets and executed transactions therein.

Investments, at fair value, that represent 5% or more of the Plan’s net assets in either year are presented below:

December 31,		2010	2009

Republic Bancorp, Inc. (Class A and Class B) (1)		$4,689,105	$3,789,117

Mutual Funds:

Wells Fargo Advantage Adj Rate Govt A		5,187,707	-	(2)
Alger Capital Appreciation Instl I		3,820,542	3,231,384
American Century Diversified Bond A		3,432,213	3,003,414
Aston/Optimum Mid Cap N		3,421,006	-	(2)
Putnam Equity Income A		2,933,172	2,401,228
Neuberger Berman Genesis Tr		2,638,968	-	(2)
Ivy International Core Equity Y		1,861,176	-	(2)
Nationwide Money Market Institutional	(2)	1,737,209	1,872,314
CRM Mid Cap Value Investor Share	(2)	2,501	2,677,206
Victory Small Company Opportunity A	(2)	1,473	1,987,547
Victory for Income A	(2)	105	4,450,990

_______________________
(1)	Party-in-interest
(2)	Investment did not meet the 5% threshold; shown for comparative purposes

During the years ended December 31, 2010 and 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Net Change in Fair Value

December 31, (in thousands)	2010	2009

Mutual Funds	$2,098,795	$3,297,809
Republic Bancorp, Inc. Common Stock (Class A and Class B)	883,226	(772,466)
Common stock and mutual funds in participant self-directed
brokerage accounts	588,069	(961,655)
Net change in fair value	$3,570,090	$1,563,688

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Nationwide Trust Company, FSB (“Nationwide”) is the Trustee as defined by the Plan and, therefore, transactions of the plan in investments of Nationwide mutual funds which are managed by an affiliate of the trustee qualify as party-in-interest. Professional fees of approximately $106,000 and $105,000 were paid to Nationwide for the administration of the Plan by the Plan for the years ended December 31, 2010 and 2009. The Company incurred expenses in addition to the Plan for the years ended December 31, 2010 and 2009 in connection with administration of the Plan.

The Plan held 194,788 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2010 and recorded dividend income of approximately $107,000 from its investments in the Employer common stock during the plan year. At December 31, 2009, the Plan held 181,290 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock and recorded dividend income of approximately $76,000 from its investments in the Employer common stock during the plan year (Note 4).

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 7 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 7, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Plan Sponsor approved the Plan recordkeeping, custodial, and trustee functions be moved from Nationwide Trust Company, FSB to New York Life Retirement Plan Services. The effective date of the transfer was April 1, 2011.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor:  Republic Bancorp, Inc.
Employer Identification Number:  61-0862051
Three-digit Plan Number: 001

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	001

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Plan Investments

*	Republic Bancorp, Inc.	Class A and B Common Stock	$2,989,885

	Mutual Funds:

	Amcent Divrs Bd A	American Century Diversified Bond A	$3,432,213
	Alger Cap App Inst I	Alger Capital Appreciation Instl I	3,820,542
	Alger Mdcap Gr Inst I	Alger MidCap Growth Institutional I	5,348
	Baron Gr	Baron Growth Fund	15,479
	Crm Mdcap Val Inv	CRM Mid Cap Value Investor Share	2,501
	Dodgecox Intl Stk	Dodge & Cox International Stock	11,951
	Drey Grtr China A	Dreyfus Greater China A	2,886
*	NW Intl Indx Inst	Nationwide International Index Instl	524,208
*	NW Mny Mkt Inst	Nationwide Money Market Institutional	1,737,209
*	NW Smcap Indx Inst	Nationwide Small Cap Index Instl	505,191
*	NW Mdcap Mkt Indx Inst	Nationwide Mid Cap Market Index Instl	328,145
*	NW S&P 500 Index Inst	Nationwide S&P 500 Index Instl	595,634
	Vic Fund for Income A	Victory for Income A	105
	Jns Frty S	Janus Forty S	5,996
	Jns Ovrseas S	Janus Overseas S	5,416
	Jpm Intrepid Val A	JPMorgan Intrepid Value A	2,034
	NW Inv Dest Mod Sc	Nationwide Inv Dest Mod Svc	44,125
	Opp Dev Mkt A	Oppenheimer Developing Markets A	14,981
	Opp Gold Spec Mnrls A	Oppenheimer Gold & Special Minerals B	1,033
	Ptnm Eq Inc A	Putnam Equity Income A	2,933,172
	Prudntl Jnisn Natrl Rsrc A	Prudential Jennison Natural Resources A	8,469
	Amfds Gr Fd Am	American Funds Growth Fund of Amer R5	2,108
	Amfds New Wld	American Funds New World R1	1,638
	Blkrk Hlth Scnc Oppr Inv A	BlackRock Health Sciences Ops Inv A	6,751
	Blkrk Enrgy Rsrv Inv A	BlackRock Energy & Resources Inv A	855
	Vic Sm Co Opp A	Victory Small Company Opportunity A	1,473
	Wfaf Small Cap Value Fd A	Wells Fargo Advantage Small Cap Val Inv	3,994
	Fnklnmsf Mut Glbl Disc A	Mutual Global Discovery A	737
	Tcw Ttl Rtn Bd N	TCW Total Return Bond N	2,327
	Scout Intl	Scout International	2,569
	Amfds Gr Fd Am	American Funds Growth Fund of Amer A	4,919

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	001

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Astn Optm Mdcap N	Aston/Optimum Mid Cap N	$3,421,006
	Invsco Energy Inv	Invesco Energy Inv	14
	Invsco Gold Prec Mtls Inv	Invesco Gold & Precious Metals Invstor	737
	Invsco Vk Glbl Frnchs A	Invesco Van Kampen Global Franchise A	4,453
	Mnnpr Wld Oppr Ser	Manning & Napier World Opportunities A	4,418
	Neuber Genesis Tr	Neuberger Berman Genesis Tr	2,638,968
	Nuvn Realest Sec A	First American Real Estate Secs A	4,933
	Pimco Real Rtn A	PIMCO Real Return A	2,895
	Rdgwrth Smcap Val Eq I	RidgeWorth Small Cap Value Equity I	4,680
	Trowepr Cap App	T. Rowe Price Capital Appreciation Adv	24,194
	Vngrd Divd Gr Inv	Vanguard Dividend Growth Inv	8
	Vngrd Explr Inv	Vanguard Explorer Inv	30
	Vngrd Gnma Inv	Vanguard GNMA Inv	563
	Vngrd Hi Yld Corp Inv	Vanguard High-Yield Corporate Inv	5
	Vngrd Intl Gr Inv	Vanguard International Growth Inv	15
	Vngrd Intl Val Inv	Vanguard International Value Inv	15
	Vngrd Mdcap Gr Index Inv	Vanguard Mid-Cap Growth Index Inv	7
	Vngrd Reit Indx Inv	Vanguard REIT Index Inv	3
	Vngrd Sel Val Inv	Vanguard Selected Value Inv	8
	Vngrd Smcap Gr Indx Inv	Vanguard Small Cap Growth Index Inv	30
	Vngrd Smcap Val Indx Inv	Vanguard Small Cap Value Index Inv	30
	Vngrd Wlsly Inc Inv	Vanguard Wellington Inv	66,030
	Wfa Adj Rt Govt A	Wells Fargo Advantage Adj Rate Govt A	5,187,707
	Wfa Emrg Mkt Eq A	Wells Fargo Advantage Emerg Mkts Eq A	274
	Wr Ivy Intl Cor Eq Y	Ivy International Core Equity Y	1,861,176
	Ycktmn Focs	Yacktman Focused	16,887
	Federated US Treasry	Federated US Treasry Instl SH	129,775

	Total Mutual Funds		$27,392,870

	Participant Self-Directed Brokerage Accounts:

*	Republic Bancorp, Inc.	Class A and B Common Stock	$1,699,220

*	Ameritrade	Self Directed Brokerage	$3,607,354

	Total Plarticipant Self-Directed Brokerage Accounts		$5,306,574

	Total Investments		$35,689,329

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of Plan Sponsor:	Republic Bancorp, Inc.
Employer Identification Number:	61-0862051
Three-Digit Plan Number:	001

(a)	(b)	(c)	(d)	(e)
Description of
Party	Identity of Issue,	Investments Including
in	Borrower, Lessor	Maturity Date		Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

* - Denotes party in interest
** - Investment in participant directed, therefore historical cost is not required.

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST
FORM 11-K
December 31, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP 401(K)/PROFIT SHARING
PLAN AND TRUST
(Name of Plan)

Date: June 24, 2011	/s/ Kevin Sipes

Kevin Sipes
Executive Vice President &
Chief Financial Officer
Republic Bancorp, Inc.

EXHIBIT INDEX

23.1 Consent of Independent Auditors